SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 24, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐       Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐       No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
Press Release

March 24, 2009

Ivanhoe Australia Reports High-Grade Molybdenum
and Rhenium Intercepts Drilled on its Merlin Project
MELBOURNE, AUSTRALIA — Peter Reeve, Chief Executive Officer, and Robert Friedland, Chairman, Ivanhoe Australia Limited (IAL:ASX), announced today that drilling results on the Merlin Project, on Ivanhoe’s Cloncurry tenements in northwestern Queensland, have returned a series of significant high-grade molybdenum and rhenium assay results.
Ivanhoe Mines (IVN: TSX, NYSE, NASDAQ) is Ivanhoe Australia’s largest shareholder and currently owns, directly and indirectly, approximately 83% of Ivanhoe Australia’s issued and outstanding shares.
The Merlin discovery now has been tested by approximately 90 drill holes and the assay results of 75 drill holes have been returned.
Ivanhoe Australia reported today that the Merlin mineralised zone is a clearly defined, high-grade body of molybdenum (Mo) and rhenium (Re) sulphide mineralisation starting at a depth of about 100 metres and extending down dip for over 400 metres, with an indicated strike length of up to 900 metres.
Ivanhoe Australia’s news release, containing full details of the drill holes and photographs, may be accessed at www.ivanhoeaustralia.com.
Ivanhoe Australia reported that the results from its recent drilling have defined the highest-grade zone encountered so far at the Merlin Project and exceed initial Merlin results released last December. The most significant are:
•	MDQ0115 — 38 m @ 1.20% Mo, 17.29 g/t Re and 0.17% Cu, from 246 metres.

•	MDQ0119 — 58 m @ 2.25% Mo, 28.99 g/t Re and 0.09% Cu, from 408 metres.

•	including — 20 m @ 6.26% Mo, 81.83 g/t Re and 0.14% Cu, from 408 metres.

•	MDQ0128 — 24 m @ 1.07% Mo, 16.96 g/t Re and 0.11% Cu, from 190 metres.

•	MDQ0132 — 50 m @ 1.60% Mo, 24.34 g/t Re and 0.12% Cu, from 350 metres.

•	MDQ0135 — 70m @1.05%Mo, * g/t Re, and 0.05% Cu, from 360 metres.

•	Including — 20m @2.29%Mo, * g/t Re, and 0.14% Cu, from 367 metres.

•	and 10 m @1.55% Mo, 33.3 g/t Re, and 0.05% Cu, from 418 metres.

•	MDQ0154 — 34 m @ 1.82% Mo, 22.04 g/t Re and 0.12% Cu, from 240.9 metres.

•	Including — 6.1 m @ 8.77% Mo, 101.95 g/t Re and 0.16% Cu, from 240.9 metres.

•	MDQ0154w1 — 30 m @ 1.66 % Mo, 21.14 g/t Re and 0.30% Cu, from 220 metres.

•	including — 10 m @ 4.97% Mo, 63.13 g/t Re and 0.13% Cu, from 240 metres.

•	MDQ0189 — 18 m @ 1.68% Mo, 39.54 g/t Re and 0.17% Cu, from 246 metres.

•	MDQ0199 — 10 m @ 1.50% Mo, 32.96 g/t Re and 0.29% Cu, from 214 metres.
* Rhenium results not yet complete.
Two sub-zones now are recognised within the Merlin mineralisation: a molybdenum- and rhenium-rich footwall zone and a separate hangingwall zone rich in molybdenum, rhenium, copper and zinc.

The footwall zone, at or near the base of the shales above the silicified footwall siltstones, dips at 55 degrees to the east and consists of high-grade molybdenum and rhenium mineralisation. The hangingwall sub-zone, along the sheared interface between the overlying phyllites and underlying black shales, dips at a shallower angle of between 30 and 45 degrees to the east, and also contains molybdenum and rhenium, but with higher copper and zinc. At depth, this hangingwall zone becomes more copper and zinc dominant and the molybdenum grades decrease.
Toward the surface, the footwall and the hangingwall zones merge into one thinner, 55-degree east-dipping zone. Discrete polymetallic sulphides overlie both the footwall and hangingwall molybdenum zones and continue down dip to the east. Holes MDQ0133 and MDQ0112 are typical of the polymetallic zone east of the hangingwall molybdenum sub-zone.
The current strike length of the zone, for which results are available, is over 500 metres; however, mineralisation has been found over a strike length of 900 metres in step-out holes. Drilling is continuing to the north on 100-metre step-out traverses, while infill drilling is required to extend the footwall zone to the south of MDQ0132.
“The results achieved on the Merlin Project to date indicate it is now the highest-grade source of rhenium and molybdenum identified anywhere in the world,” Mr. Reeve said in the Australian announcement. “It is clear that this drilling now has defined a discrete zone of high-grade molybdenum and rhenium mineralisation and to achieve such high-grade intercepts in these high-value metals provides Ivanhoe Australia with an outstanding potential development project. It will provide a great impetus to exploration and development in the Mount Isa and Cloncurry region.”
Mr. Reeve said that the results are from drilling concentrated in the central 500 metres of the identified Merlin mineralisation. However it is open to the north and the south over a total length of 900 metres and so the full extent of this deposit is still not known.
“What makes this project all the more interesting is that rhenium is quite a remarkable metal and we have found one of the world’s highest-grade sources of the metal. Rhenium is a very tight market, with 90% of production sold on long-term contracts to three major companies, and it trades for over US$10,000 per kilogram (~US$300 per oz) on the spot market,” Mr Reeve added.
In addition to these results, further extensive high-grade results have been returned and are as follows:
•	MDQ0114 — 38 m @ 0.43% Mo, 6.76 g/t Re and 0.10% Cu from 256 metres.

•	MDQ0116A — 22 m @ 0.53% Mo, 9.39 g/t Re and 0.16% Cu from 320 metres.

•	MDQ0117 — 35 m @ 0.49% Mo, 5.83 g/t Re and 0.01% Cu from 334 metres.

•	including — 12 m @ 1.14% Mo, 15.45 g/t Re and 0.03% Cu from 334 metres.

•	and — 36 m @ 0.63% Mo, 6.02 g/t Re and 0.09% Cu from 478 metres.

•	including — 6 m @ 2.85% Mo, 23.74 g/t Re and 0.18% Cu from 478 metres

•	MDQ0120 — 48 m @ 0.63% Mo, 13.71 g/t Re and 0.04% Cu from 320 metres.

•	MDQ0123 — 44 m @ 0.63% Mo, 12.71 g/t Re and 0.15% Cu from 384 metres.

•	MDQ0123 — 30.3 m @ 0.40% Mo, 5.40 g/t Re and 0.06% Cu from 344.7 metres.

•	including — 9.3 m @ 1.02% Mo, 15.59 g/t Re and 0.11% Cu from 344.7 metres.

•	MDQ0126 — 54 m @ 0.45% Mo, 8.55 g/t Re and 0.24% Cu from 358 metres.

•	including — 42 m @ 0.57% Mo, 10.90 g/t Re and 0.21% Cu from 366 metres.

•	MDQ0131 — 10 m @ 0.84% Mo, 16.71 g/t Re and 0.26% Cu from 306 metres.

•	MDQ0159 — 46 m @ 0.16% Mo, 3.14 g/t Re and 0.66% Cu from 100 metres.

•	including — 22 m @ 0.34% Mo, 6.52 g/t Re and 0.91% Cu from 100 metres.

•	MDQ0187 — 40 m @0.20% Mo, 5.03 g/t Re and 0.09% Cu from 222 metres.

•	MDQ0187 — 53 m @ 0.18% Mo, 3.54 g/t Re and 0.08% Cu from 223 metres.

•	MDQ0191 — 58 m @0.42% Mo, 9.86 g/t Re and 0.12% Cu from 254 metres.

•	MDQ0193 — 18 m @ 0.87% Mo, 14.03 g/t Re and 0.14% Cu from 210 metres.

•	MDQ0194 — 20 m @ 0.49% Mo, 11.68 g/t Re and 0.18% Cu from 182 metres.

•	MDQ0200 — 64 m @ 0.63% Mo, 8.99 g/t Re and 0.10% Cu from 224 metres.

•	MDQ0209 — 22 m @ 0.50% Mo, 10.97 g/t Re and 0.30% Cu from 155 metres.

Given the high-grade nature of these results, preliminary independent checks have been completed to ensure a high level of quality assurance has been adhered to. This has caused delays for a number of the assay results in the Ivanhoe Australia release. As previously indicated, work is continuing on the first Mineral Resource estimate for the Merlin Project, utilising all results to date, and is expected to be completed during April.
Ivanhoe Australia reported that preliminary project studies for evaluating the Merlin development options are progressing, with the mining, processing and marketing aspects advanced to a higher level of detail. Given the apparent high value of rhenium in the orebody, a critical area of metallurgical study is required to evaluate options for further processing of the molybdenum sulphide concentrate to allow high rhenium recovery. The preliminary conceptual project study is expected to be completed after the release of the Merlin Mineral Resource estimate.
Qualified Person
The information in this announcement that relates to Ivanhoe Australia’s exploration results for the Merlin Project, is based on information compiled by Barry J. Goss, who is a full time employee of Ivanhoe Australia and a Fellow of the Australasian Institute of Mining and Metallurgy. Barry J. Goss has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a ‘Competent Person’ as defined in JORC. Barry J. Goss consents to the inclusion in the announcement of the matters based on this information in the form and context in which it appears.
For further information, please contact:
Peter Reeve, CEO of Ivanhoe Australia
Telephone: 61 3 9090 8802
Email: peterr@ivancorp.net
Ivanhoe Mines Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Forward-Looking Statements — This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue,” or the negative of these terms, or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our, or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Readers are referred to the sections entitled “Risk Factors” in Ivanhoe Mines’ periodic filings with Canadian and US Securities Commissions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: March 24, 2009	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary